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                             November 19, 2021

       Ivan Hsia
       Chief Financial Officer
       ASIA PACIFIC WIRE & CABLE CORP LTD
       15/Fl. B, No. 77, Sec. 2
       Dunhua South Road
       Taipei, 106, Taiwan
       Republic of China

                                                        Re: ASIA PACIFIC WIRE &
CABLE CORP LTD
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 2,
2021
                                                            File No. 333-257970

       Dear Mr. Hsia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-1 filed September 2, 2021

       Prospectus Cover Page, page i

   1. Provide a description of how cash is transferred through your organization and disclosure regarding your
intentions to distribute earnings or settle amounts owed under your agreements. State
whether any transfers, dividends, or distributions have been made to date.
       Prospectus Summary, page 8

   2. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors,
whether you have received such approvals and the consequences to you
 Ivan Hsia
ASIA PACIFIC WIRE & CABLE CORP LTD
November 19, 2021
Page 2
      and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Risk Factors, page 16

3. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
       Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any questions.



                                                           Sincerely,
FirstName LastNameIvan Hsia
                                            Division of Corporation Finance
Comapany NameASIA PACIFIC WIRE & CABLE CORP LTD
                                            Office of Manufacturing
November 19, 2021 Page 2
cc:       Benjamin Fackler
FirstName LastName